Exhibit 99.2

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Biovail Enters Into

Agreement with

Ortho-McNeil for

Tramadol Products

Nov. 3, 2005

Safe Harbor Statement

To the extent any statements made in this presentation contain information that is not historical, these statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We have based these forward-looking statements on our current expectations and projections about future events. Our actual results could differ materially from those discussed in, or implied by, these forward-looking statements. Forward-looking statements are identified by words such as “believe,” “anticipate,” “expect,” “intend,” “plan,” “will,” “may” and other similar expressions. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Forward-looking statements include, but are not necessarily limited to, risks and uncertainties, including the difficulty of predicting U.S. Food and Drug Administration and Canadian Therapeutic Products Directorate approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials and finished products, the regulatory environment, tax rate assumptions, the outcome of legal proceedings, fluctuations in operating results and other risks detailed from time to time in the Company’s filings with the Securities and Exchange Commission and the Ontario Securities Commission. Biovail undertakes no obligation to update or revise any forward-looking statement.

Biovail’s Once-Daily

Formulation of Tramadol

• Tramadol - synthetic opioid analgesic

• Developed using Biovail’s SmartCoat technology

• Indicated for moderate to moderately severe chronic pain

• Approved at dosages of 100mg, 200mg and 300mg

• FDA approval received September 8, 2005

                — NDA submitted under provisions of Section 505(b)2

                — Data package included >3,000 patients

                — 12 definitive, 5 supportive PK studies

• Ultram® ER granted 3-years of exclusivity by the FDA

Alliance Highlights

• Supply & distribution agreement with Ortho-McNeil (OMI), a Johnson & Johnson company

• Biovail-developed once-daily and ODT formulations of tramadol

• U.S. launch under Ultram® brand names anticipated early-2006

• Ortho-McNeil, as the innovator, is the IDEAL partner

• Biovail to co-promote Ultram® ER to women’s health specialists

• OMI, Purdue agreement extends patent protection through 2014

• Subject to Hart-Scott-Rodino regulatory clearance in U.S.

The Agreement —

Ultram® ER

• Launch anticipated early 2006

• Biovail will manufacture and supply Ultram® ER to OMI

• Biovail’s supply price range: 27.5% to 37.5% of OMI’s net selling price

• Supply price lowest in 2006, peaks in 2007 and 2008

• Supply price adjusted if/when generic formulation is launched

The Agreement —

Ultram® ER

• $60 million supply prepayment to Biovail upon closing

• 10-year term

• Biovail will co-promote Ultram®ER to women’s health specialists

• OMI retains option for other jurisdictions, excluding Canada and Europe

• Minimum performance obligations related to promotional activity

The Agreement —

Ultram® ODT

• Launch anticipated early 2006

• Biovail will manufacture and supply Ultram® ODT to OMI

• Biovail’s supply price approx. 30% of OMI’s net selling price

• 10-year term

• Supply price adjusted if/when generic formulation is launched

Strengthened Intellectual Property

• OMI has license rights to related Purdue intellectual property

• OMI has waived three-year statutory exclusivity with respect to Labopharm’s formulation

• Combined intellectual property of Biovail, OMI and Purdue provides patent protection through 2014

• Strengthened I.P. position may extend branded market opportunity

• Biovail has two patents under review by the USPTO

                — Expected to be issued, and listed in FDA Orange Book in 2006

Summary

• Ultram® ER benefits from significant first-mover advantage

                — First and only once-daily tramadol to be reviewed, approved by FDA

                — OMI: Ideal marketing partner

                — Ultram®: Established, respected brand name in pain

• Launch anticipated early 2006 by OMI

• Biovail’s supply price range: 27.5% to 37.5% of OMI’s net selling price

                — Peaking in 2007 and 2008

• FDA approval evidence of Biovail’s formulation expertise

• Agreement with OMI validates Biovail’s U.S. commercial model

                — Leverage primary-care infrastructure of strategic partner

                — Focused detailing efforts to specialists

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